

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, DC

FOUNDED 1866



06010347

Our Ref: 22277-00002

January 17, 2006


SEC MAIL
RECEIVED
PROCESSING
JAN 18 2006
WASH, D.C.
213
SECTION

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED

JAN 23 2006

THOMSON
FINANCIAL

Partners | Balbir Bindra, Constance Choy, Eric Ho, Gloria Lam, Huanting Timothy Li
Consultants | Charles W. Allen, Ada Leung, Arun Nigam
Registered Foreign Lawyers | William O. Filfield (Texas)*, Dohyong Kim (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (Australia)*, Ben B. Hur (Korea)°, Jason T. Kuo (New York)*, Ming-Yung Lam (PRC)°

* Partners of Sidley Austin LLP
° Foreign Legal Consultants

File No.: 82-34696

[For Immediate Release]



COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL Secured New Overseas Well Service Contracts in Myanmar

(16 January 2006 - Beijing) China Oilfield Services Limited ("COSL" or the "Company"; Stock code: 2883HK.) announces today that it has secured three new oilfield service contracts for pre-drilling, drilling fluid and cementing operations in M (Onshore) block with CNOOC Myanmar Limited ("CML"). These pre-drilling and drilling fluid contracts are the first overseas projects of the kind under well services segment secured by the Company.

The drilling fluid and cementing service contracts were awarded through international open tender, in which COSL and a number of international competitors participated. The pre-drilling contract was obtained through direct negotiation. The total amount of the 3 contracts reached RMB40 million (approximately USD 4.95 million). Under these contracts, COSL will provide the captioned well services to 1 + 2 exploration wells in M block to CML in Myanmar. These contracts could be extended upon expiration subject to client's request.

Mr. Yuan Guangyu, the CEO and President of COSL, said "These contracts represent breakthrough of the Company's oilfield service in overseas market and provided valuable experience for the Company to further explore the international market and participate in international tender. In addition, NH II, the semi-submersible drilling rig deployed to provide drilling services to Daewoo International Corporation, has already successfully entered into Myanmar's Gulf ahead of schedule and has commenced the drilling operations recently."

- End -

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling activities, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at 30 June 2005, COSL owned 14 drilling rigs, including 10 jack-ups and 3 semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 vessels and 5 oil tankers, 6 seismic vessels, and 4 geotech survey vessels. It also has large arrays of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business is conducted offshore China, with the remaining extending to other regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its employees worldwide are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/ Katie Tsui/ Sharis Siu
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6753
Fax: 2136 6068
Email: natalietam@iprasia.com.hk/antoniaau@iprasia.com.hk/
katietsui@iprasia.com.hk / sharissiu@iprasia.com.hk